CONFIDENTIAL COPY NO.: _________

AMENDED AND RESTATED COMPANY AGREEMENT

OF

RECLAIMANT, LLC D/B/A FORTRESS PRESENTS

(a Texas limited liability company)

THE MEMBERSHIP INTERESTS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR OTHER APPLICABLE SECURITIES LAWS, AND THEY MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH APPLICABLE SECURITIES LAWS AND THE RESTRICTIONS ON TRANSFER SET FORTH IN THIS AGREEMENT.

TABLE OF CONTENTS

AMENDED AND RESTATED COMPANY AGREEMENT
OF
RECLAIMANT, LLC D/B/A FORTRESS PRESENTS

THIS AMENDED AND RESTATED COMPANY AGREEMENT ("***Agreement***") of Reclaimant, LLC, d/b/a Fortress Presents a Texas limited liability company (the "***Company***"), is entered into as of August __, 2017 (the "***Effective Date***"), by and among the Persons designated as Members on the signature page hereof.

The parties to this Agreement, in consideration of their mutual agreements, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, agree as follows:

ARTICLE I
DEFINITIONS

For purposes of this Agreement:

"***Accrued Preferred Return***" shall mean as of a given date, with respect to each Class A and Class A-2 Unit, the amount that would cause the applicable Class A and Class A-2 Member to achieve a return equal to six percent (6%) per annum (accruing daily in arrears and compounded annually) on the Class A and Class A-2 Unit Issue Price from the date of issuance of such Class A and Class A-2 Unit.

"***Adjusted Capital Account***" means, as of the end of each Fiscal Year, the balance in a Member's Capital Account (a) increased by (i) any additional Capital Contributions the Member is, or pursuant to Treasury Regulation §1.704-1(b)(2)(ii)(c) is treated as, unconditionally obligated to make, (ii) the amount of the Member's share of any "partnership minimum gain" (as defined in Treasury Regulation §1.704-2(d)), and (iii) the amount of the Member's share of any "partner nonrecourse debt minimum gain" (as defined in Treasury Regulation §1.704-2(i)(2)), and (b) decreased by any adjustments, allocations or distributions described in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4), (5) and (6). This definition shall be interpreted and applied consistently with Treasury Regulation §1.704-1(b)(2)(ii)(d).

"***Affiliate***" means, with respect to a Person that is an entity, any Person directly or indirectly controlling, controlled by or under common control with the referenced Person. For this purpose, the term "***control***" (and its related derivations) means the ability (directly or indirectly through one or more intermediaries) to direct or cause the direction of the management or affairs of a Person, whether through the ownership of voting interests, by contract or otherwise.

"***Agreement***" has the meaning specified in the preamble, and includes all Schedules referenced herein and attached hereto, as it may be amended, supplemented, or restated from time to time.

"***Annual Operating Costs***" means the costs and expenses incurred with respect to the operation of the Company for a particular Fiscal Year in the sole discretion of the Managers. All Annual Operating Costs shall be paid out of the assets of the Company.

"***Bankruptcy***" or "***Bankrupt***" means, with respect to a Person; (a) the making by the Person of a general assignment for the benefit of the Person's creditors; (b) the filing by the Person of any application or petition for the appointment of a trustee or receiver over the Person or any substantial part of the Person's assets; (c) the commencement by the Person of any proceeding under any bankruptcy or reorganization statute or under any insolvency, dissolution, winding up or liquidation law; (d) the filing against the Person of any application or petition for the appointment of a trustee or receiver over the Person or any substantial part of the Person's assets that is not dismissed within 90 days after the date of its filing; (e) the commencement against the Person of any proceeding under any bankruptcy or reorganization statute or under any insolvency, dissolution, winding up or liquidation law that is not dismissed within 90 days after the date of its commencement; (f) the entry of an order for relief with respect to the Person in any bankruptcy or insolvency proceeding; (g) the Person's written admission that he, she or it is unable to pay his, her or its debts as they become due; or (h) the entry of a charging order with respect to the Person's Membership Interest or the seizure or forced sale of all or part of the Person's Membership Interest by a creditor of the Person if not released or bonded out within 30 days after the Person's receipt of notice thereof.

"***Book Basis***" means, with respect to each Company asset, the asset's adjusted basis for federal income tax purposes, except that: (a) the initial Book Basis of any asset contributed to the Company by a Member shall be the asset's fair market value on the date of contribution (as reasonably determined by the Managers); (b) effective immediately before any Revaluation Event, the Book Basis of each Company asset (including any intangible asset) shall be adjusted to equal its then fair market value (as reasonably determined by the Managers); (c) if the adjusted basis for federal income tax purposes of any Company asset is adjusted as a result of an election under Code §754, the asset's Book Basis shall be adjusted to the extent required by Treasury Regulation §1.704-1(b)(2)(iv)(m); and (d) the Book Basis of any Company asset described in clause (a), (b) or (c) of this definition shall thereafter be reduced by cost recovery deductions computed in accordance with Treasury Regulation §1.704-1(b)(2)(iv)(g)(3) in lieu of any cost recovery deductions otherwise allowable for federal income tax purposes.

"***Business Day***" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States or the State of Texas shall not be regarded as a Business Day.

"***Buy Back Option***" means the Company's option, exercisable two (2) years from the Effective Date for a ten (10) day period to buy-back the Class A-2 Members Class A-2 Units for the principal amount of their investment plus 12.5% simple annual interest thereon.

"***Capital Account***" has the meaning specified in Section 3.1.

"***Capital Contributions***" means the amount of cash and the initial Book Basis of any other property contributed to the capital of the Company by a Member or a Member's predecessors in interest pursuant to Sections 3.2 and 3.3.

"***Cash Shortfall***" has the meaning specified in Section 3.4(b).

"***Certificate***" means the Certificate of Formation of the Company filed with the Office of the Secretary of State of the State of Texas, as such Certificate may be amended from time to time.

"***Class(es)***" means each of the various classes depending on the classes of Units held by each Member. As of the Effective Date the Company has the following Classes of Members:

(a) Class A Members (Members holding Class A Units);

(b) Class A-2 Members (Members holding Class A-2 Units); and

(c) Common Members (Members holding Common Units).

"***Class A Liquidation Preference Amount***" shall mean the sum of (i) the product of the Class A and Class A-2 Unit Issue Price multiplied by 1.15 and (ii) the Accrued Preferred Return, each as applicable to such Class A and Class A-2 Unit.

"***Class A Member***" means any Person who purchases or otherwise acquires Class A and Class A-2 Units and executes this Agreement (or who under any other written instrument has been deemed to have executed this Agreement) as a Member and is admitted into the Company as a Member.

"***Class A Unit***" has the meaning given to it in the definition of Units.

"***Class A-2 Unit***" has the meaning given to it in the definition of Units.

"***Class A Unit Issue Price***" shall mean the price at which each Class A Unit is issued, which was $3.00 (subject to equitable adjustment in the event of any unit splits, dividends, reverse splits, recapitalizations or other similar events).

"***Class A-2 Unit Issue Price***" shall mean the price at which each Class A Unit is issued, which shall be $1.00 (subject to equitable adjustment in the event of any unit splits, dividends, reverse splits, recapitalizations or other similar events).

"***Code***" means the Internal Revenue Code of 1986, as amended (including corresponding provisions of succeeding law).

"***Common Member***" means any Person who purchases or otherwise acquires Common Units and executes this Agreement (or who under any other written instrument has been deemed to have executed this Agreement) as a Member and is admitted into the Company as a Member.

"***Common Unit***" has the meaning given to it in the definition of Units.

"***Company***" has the meaning specified in the preamble.

"***Confidential Information***" has the meaning specified in Section 12.13.

"***Deemed Liquidation Event***" shall mean (a) any merger, consolidation, recapitalization or sale of the Company, transfer of Units or other transaction or series of transactions in which the Members and their permitted transferees immediately prior to such transaction do not own and control a majority of the voting power represented by the outstanding equity of the surviving entity after the closing of such transaction or (b) a sale, exclusive license or other transfer or disposition of all or substantially all of the Company's assets (determined on a consolidated basis) to any Person.

"***Distributable Cash***" means the amount of cash and cash equivalents held by or for the Company (other than Sale Proceeds) in excess of amounts required, in the reasonable opinion of the Managers, for (i) payment of all operating expenses, including Annual Operating Costs, of the Company as of such time, (ii) provision for payment of all outstanding and unpaid Company liabilities as of such time (including, without limitation, any payments in respect of any Company indebtedness under any loan agreement the Company may enter into), (iii) provision for distributions to Members with respect to estimated tax liabilities as provided by Section 5.3, and (iv) provision for such reserves as the Managers in their sole discretion deem necessary or appropriate for working capital deficits, maintenance and repair of Company properties, capital expenditures and contingent and unforeseen liabilities of the Company.

"***Effective Date***" has the meaning specified in the preamble.

"***ERISA***" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

"***Fiscal Year***" means the calendar year (unless otherwise required by the Code), including any portion thereof for which items of income, gain, loss and deduction of the Company, determined for federal income tax purposes, are required to be determined with respect to one or more Members.

"***Imputed Tax Rate***" has the meaning specified in Section 5.3.

"***Income***" means each item of Company income and gain, as determined, recognized and classified for federal income tax purposes, adjusted as follows: (a) items of income and gain exempt from federal income tax shall be included in Income; (b) upon the occurrence of a Revaluation Event, any excess of the fair market value immediately before the event (as reasonably determined by the Managers) of each Company asset (including intangible assets) over the Book Basis of the asset immediately before the event shall be treated as an item of Income; (c) immediately before any distribution by the Company of any Company asset other than cash, any excess of the fair market value (as reasonably determined by the Managers) of the asset immediately before the distribution over its Book Basis immediately before the distribution

shall be treated as an item of Income; and (d) gain recognized upon a sale, exchange or other disposition of any Company asset whose Book Basis differs from its adjusted tax basis shall be computed by reference to the asset's Book Basis.

"***Indemnitees***" has the meaning specified in Section 6.1(h).

"***Initial Consideration***" has the meaning set forth in Section 5.2(b).

"***Involuntary Withdrawal***" means, with respect to a Member, the occurrence of any of the following events:

(a) the making of an assignment for the benefit of creditors;

(b) the filing of a voluntary petition of bankruptcy;

(c) the adjudication as a bankrupt or insolvent or the entry against the Member of an order for relief in any bankruptcy or insolvency proceeding;

(d) the termination or dissolution of a Member that is an entity; or

(e) a Member's death or adjudication by a court of competent jurisdiction as incompetent to manage the Member's person or property.

"***Liquidation***" shall mean any liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

"***Liquidator***" has the meaning specified in Section 10.3(b).

"***Loss***" means each item of Company loss and deduction, as determined, recognized and classified for federal income tax purposes, adjusted as follows: (a) expenditures described in Code §705(a)(2)(B) or treated as so described pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(i) shall be included in Loss; (b) upon the occurrence of a Revaluation Event, any excess of the Book Basis immediately before the event of each Company asset (including intangible assets) over the fair market value immediately before the event (as reasonably determined by the Managers) of the asset shall be treated as an item of Loss; (c) immediately before any distribution by the Company of any Company asset other than cash, any excess of the Book Basis of the asset over its fair market value (as reasonably determined by the Managers) shall be treated as an item of Loss; (d) loss recognized upon a sale, exchange or other disposition of any Company asset whose Book Basis differs from its adjusted tax basis shall be computed by reference to the asset's Book Basis; and (e) when the Book Basis of any Company asset differs from its adjusted tax basis, cost recovery deductions computed in accordance with Treasury Regulation §1.704-1(b)(2)(iv)(g)(3) shall be included in Loss in lieu of any cost recovery deductions otherwise allowable for federal income tax purposes.

"***Major Investors***" mean those Class A Members whose Capital Contributions on Schedule A are greater than or equal to $12,000.

"***Majority Interest***" means with respect to a particular Class or group of Members, the Members of such Class or group holding at least a majority of the Units of that Class or group, and, with respect to all Members, the Members holding at least a majority of the outstanding Units.

"***Managers***" has the meaning specified in Section 6.1(a).

"***Member***" means, in the capacity as such, any Person designated as a Class A Member, Class A-2 Member or Common Member on the signature page hereof, and any Person hereafter admitted to the Company as a Member in accordance with this Agreement, but does not include any Person who has ceased to be a Member.

"***Membership Interest***" means all of a Member's interests in the Company, including rights to distributions, allocations, information and reports, and to vote, consent, approve or otherwise participate in the management of the Company.

"***Net Income***" and "***Net Loss***" mean, for each Fiscal Year, with respect to Net Income, the gross items of Income, netted against items of Income specially allocated pursuant to Section 4.2, and with respect to Net Loss, the gross items of Loss, netted against items of Loss specially allocated pursuant to Section 4.1(c) and 4.2.

"***New Securities***" has the meaning set forth in Section 3.3.

"***Notice***" has the meaning set forth in Section 8.6.

"***Offering***" means the private offering of the Company in which it will offer up to Three Hundred Thousand U.S. Dollars ($300,000) of Class A Units at Three Dollars ($3.00) per Class A Unit.

"***Officers***" has the meaning set forth in Section 6.5.

"***Partially Adjusted Capital Account***" shall mean with respect to any Member and any Fiscal Year, the Capital Account of such Member at the beginning of such Fiscal Year, adjusted as set forth in Section 3.1 for all contributions and distributions with respect to such Member during such Fiscal Year, plus such Member's share of "partnership minimum gain" (as defined in Treasury Regulation §1.704-2(d)) and "partner nonrecourse debt minimum gain" (as defined in Treasury Regulation §1.704-2(i)(2)), and adjusted for all Regulatory Allocations, without giving effect to any allocations of Net Income and Net Loss for such Fiscal Year pursuant to Section 4.1, all computed immediately prior to the hypothetical sale described in the definition for Target Capital Account.

"***Paying Member***" has the meaning specified in Section 7.3(h).

"***Percentage Interest***" means, as of a particular date, the quotient, expressed as a percentage, of Units of a given Class held by a Member on such date divided by all Units of that Class outstanding under this Agreement as of such date. The Percentage Interest of each

Member is set forth on Schedule A opposite each Member's name under the heading "Percentage Interests," as such may be adjusted from time to time by the Managers to reflect any changes in the Members' Units.

"***Person***" means an individual or a corporation, partnership, trust, estate, unincorporated organization, association, or other entity.

"***Preemptive Rights Interests***" has the meaning set forth in Section 9.2.

"***Proportionate Share***" shall mean the amount of a Membership Interest offered for sale which the proportion of the Percentage Interest of each Class A Member, Class A-2 Member or Common Member, as applicable, bears to the aggregate Percentage Interest (excluding the Membership Interest offered for sale) of all the Class A Members, Class A-2 Members or Common Members, as applicable. In addition, if any Membership Interest offered for sale is not purchased by the Class A Member(s), Class A-2 Member or Common Member(s) first entitled thereto, as applicable, the term Proportionate Share shall include the Membership Interest not purchased by the Class A Member(s) Class A-2 Member(s) or Common Member(s) first entitled thereto which the Percentage Interest of each Class A Member, Class A-2 Member or Common Member, as applicable, bears to the aggregate Percentage Interest (other than the Percentage Interest of the Membership Interest offered for sale) of all Class A Members, Class A-2 Members or Common Members, as applicable, other than the Class A Member(s), Class A-2 Member(s) or Common Member(s) otherwise first entitled to so purchase the Membership Interest but who has/have declined to purchase the Membership Interest.

"***Regulatory Allocations***" has the meaning specified in Section 4.2(g).

"***Revaluation Event***" means (unless otherwise determined by the Managers in the reasonable exercise of their discretion) the occurrence of any of the following: (a) the acquisition of an additional Membership Interest by any new or existing Member in exchange for more than a de minimis Capital Contribution, (b) a distribution by the Company of more than a de minimis amount of money or property in consideration for a Membership Interest, or (c) the "liquidation" of the Company within the meaning of Treasury Regulation §1.704-1(b)(2)(ii)(g) (other than a deemed liquidation resulting from a termination under Treasury Regulation §1.708-1(b)(1)(ii)).

"***Rights Period***" has the meaning set forth in Section 9.2(a).

"***Safe Harbor***" means the election described in the Safe Harbor Regulation, pursuant to which a partnership and all of its partners may elect to treat the fair market value of a partnership interest that is transferred in connection with the performance of services as being equal to the liquidation value of that interest.

"***Safe Harbor Election***" means the election by a partnership and its partners to apply the Safe Harbor, as described in the Safe Harbor Regulation and Internal Revenue Service Notice 2005-43, issued on May 19, 2005.

"***Safe Harbor Regulation***" means proposed Treasury Regulations Section 1.83-3(l), issued on May 19, 2005.

"***Sale Proceeds***" means all proceeds from a Deemed Liquidation Event, less all necessary reserves and amounts needed to pay current obligations of the Company and closing costs and other fees associated with such Deemed Liquidation Event.

"***Second Offering***" means the private offering of the Company in which it offered up to One Hundred Thousand U.S. Dollars ($100,000.00) of Class A-2 Units at One Dollar ($1.00) per Class A-2 Unit, and wherein each $10,000 invested in the Company entitles the Member(s) to a one percent (1%) Class A-2 interest in the Company and additionally a $30,000 investor shall be entitled to an additional quarter of a percent (0.25%) interest, a $40,000 investor to an additional five tenths of a percent (0.5%) interest and a $50,000 investor to an additional one percent (1%) percent interest; all dilutable to the Common Units.

"***Securities Act***" means the Securities Act of 1933, as amended.

"***Selling Member***" has the meaning set forth in Section 8.6.

"***Spouse***" has the meaning set forth in Section 8.15.

"***Supermajority***" means with respect to a particular Class or group of Members, the Members of such Class or group holding at least seventy-five percent (75%) of the Units of that Class or group, and, with respect to all Members, the Members holding at least seventy-five percent (75%) of the outstanding Units.

"***Target Capital Account***" means, with respect to any Member and for any Fiscal Year an amount (which may be either a positive or negative balance) equal to the hypothetical distributions such Member would receive if all of the assets of the Company were sold for cash equal to their Book Basis and all liabilities of the Company were satisfied to the extent required by their terms (limited, with respect to a "nonrecourse liability" (as defined in Treasury Regulation §1.704-2(b)(3)) or "partner nonrecourse debt" (as defined in Treasury Regulation §1.704-2(b)(4)), to the Book Basis of the assets securing such liability) and the remaining assets were distributed in full to the Members pursuant to Section 5.1.

"***Target Final Balances***" has the meaning set forth in Section 10.4

"***Tax Distribution***" has the meaning set forth in Section 5.3.

"***TBOC***" means the Texas Business Organizations Code, as amended from time to time

"***Transfer***," "***Transferred***" or "***Transferring***" means a voluntary or involuntary (including by will, intestate succession, divorce, foreclosure or similar judicial order) sale, exchange, assignment, mortgage, pledge, grant of a security interest or other disposition or encumbrance of a Membership Interest, or the act thereof.

"***Treasury Regulations***" means temporary and final regulations promulgated under the Code by the United States Department of the Treasury (including corresponding provisions of succeeding regulations).

"***Units***" refers to a discrete Membership Interest and the contractual rights and obligations incident to the ownership of a Membership Interest. As of the Effective Date, Units in the Company have been established in the following Classes for the Persons set forth opposite each Class:

Class	Prospective Owners
Class A Units	Investors subscribing pursuant to the terms of the Offering.
Class A-2 Units	Investors subscribing pursuant to the terms of the Second Offering
Common Units	Membership Interests held by Alec Jhangiani and Ramtin Nikzad.

The initial number of Units of each Member is set forth opposite each Member's name on Schedule A of this Agreement under the heading "Units," as such exhibit may be amended from time to time in accordance with this Agreement.

"***Winding Up Event***" has the meaning specified in Section 10.2.

"***Withdrawing Member***" has the meaning specified in Section 8.9.

Certain other terms may be defined elsewhere in this Agreement for purposes of the particular Article or Section in which they are used.

ARTICLE II
ORGANIZATIONAL MATTERS

2.1 **FORMATION.** The Company was formed as a limited liability company pursuant to the TBOC. Except as expressly provided herein, the rights and obligations of the Members and the administration and termination of the Company shall be governed by the TBOC.

2.2 **NAME.** The name of the Company is Reclaimant, LLC d/b/a Fortress Presents. All Company business shall be conducted in that name or any other name selected by the Managers, the use of which complies with applicable law.

2.3 **PURPOSES AND POWERS.** The purpose of the Company is to (i) produce an annual 2-day outdoor/indoor music festival in an area of Fort Worth's cultural district and (ii) engage in any lawful business for which limited liability companies may engage in under the TBOC. Unless expressly limited by any provision of this Agreement, the Certificate or the TBOC, the Company shall have all powers granted to limited liability companies organized under the TBOC.

2.4 **TERM.** The Company commenced upon the filing of the Certificate with the Office of the Texas Secretary of State and shall continue until wound up pursuant to Article IX.

2.5 **OFFICES AND REGISTERED AGENT.** The address of the initial registered office and registered agent of the Company in the State of Texas will be as set forth in the Certificate. The Managers may change the Company's registered office or registered agent from time to time by obtaining the consent of any new registered agent to be appointed and amending the Certificate or filing a Statement of Change of Registered Office/Agent or comparable notice with the Texas Secretary of State to reflect the change. The principal office of the Company shall be located at such address as the Managers may from time to time determine.

2.6 **FILINGS.** The Certificate has been previously filed with the Office of the Secretary of State of the State of Texas as required by the TBOC. The Managers shall cause to be filed such other certificates or documents (including, without limitation, copies, amendments, or restatements of the Certificate) as may be determined by the Managers to be reasonable and necessary or appropriate for the formation, qualification, or registration and operation of a limited liability company in the State of Texas and in any other jurisdiction where the Company may elect to do business.

2.7 **COMPANY PROPERTY**. A Member's Membership Interest shall be personal property for all purposes, and no Member shall have any ownership interest in the assets of the Company. Except as otherwise approved by a Majority Interest of each Class of Units that are then issued and outstanding (voting as separate Classes), title to all Company property shall be held solely in the name of the Company. Subject to Section 10.4(b), the Company's credit and assets shall be used solely for the benefit of the Company and no asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of any Member. Each Member irrevocably waives any right to maintain an action for partition of any of the Company's property.

2.8 **NO CERTIFICATES; LEGEND**. Unless otherwise requested by a Majority Interest of each Class of Units that are then issued and outstanding (voting as separate Classes), the Membership Interests of the Company shall not initially be represented by certificates. Should the Membership Interests of the Company subsequently be represented by certificates, then such certificates issued by the Company shall reflect the following restrictive legend:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER APPLICABLE STATE SECURITIES LAWS IN RELIANCE UPON THE REPRESENTATION OF THE REGISTERED HOLDER HEREOF THAT THESE SECURITIES HAVE BEEN PURCHASED WITH INVESTMENT INTENT AND NOT FOR RESALE OR WITH A VIEW TO DISTRIBUTION. THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS.

ARTICLE III
CAPITAL ACCOUNTS; CONTRIBUTIONS

3.1 **CAPITAL ACCOUNTS.** A separate capital account ("***Capital Account***") shall be maintained for each Member in accordance with the following provisions of this Section 3.1:

(a) Each Member's Capital Account (a) shall be increased by (i) his, her or its Capital Contributions, (ii) the amount of any Company liabilities assumed by the Member or secured by Company property distributed to the Member, and (iii) allocations to the Member pursuant to this Agreement of Net Income and items of Income; and (b) shall be decreased by (i) the amount of cash and the fair market value (as reasonably determined by the Managers or, if applicable, the Liquidator) of any other Company property distributed to the Member, (ii) the amount of any liabilities of the Member assumed by the Company or secured by property of the Member contributed to the Company, and (iii) allocations to the Member pursuant to this Agreement of Net Loss and items of Loss.

(b) Each Member shall have a single Capital Account that reflects all of his, her or its Membership Interests. A permitted transferee of all or part of a Membership Interest shall succeed to the balance of the transferor's Capital Account to the extent attributable to the Membership Interest so Transferred.

(c) Code §752(c) and other applicable provisions of the Code and Treasury Regulations shall be taken into account in determining the amount of any liability for purposes of determining the Capital Accounts of the Members.

(d) This Section 3.1 and the other provisions of this Agreement relating to the maintenance of the Members' Capital Accounts shall be interpreted and applied consistently with the provisions of Treasury Regulation §1.704-1(b). To the extent of any conflict between the provisions of this Agreement relating to the maintenance of Capital Accounts and the provisions of Treasury Regulation §1.704-1(b), the provisions of Treasury Regulation §1.704-1(b) shall control. The Managers may modify the manner in which Net Income, Net Loss, and items of Income and Loss are allocated to the Members' Capital Accounts pursuant to this Agreement to the extent necessary or appropriate to comply with Treasury Regulation §1.704-1(b).

3.2 **INITIAL CAPITAL CONTRIBUTIONS.** Concurrently with the issuance of the Units, the Members have made Capital Contributions in the amounts, and in exchange for the number of Units, set forth beside their names on Schedule A. The Managers will update Schedule A upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

3.3 **ADDITIONAL CAPITAL CONTRIBUTIONS; PARTICIPATION RIGHTS**. Except as otherwise expressly provided in this Agreement, and subject to Article IX, the Managers may from time to time authorize and cause the Company to issue additional Units, securities or rights convertible into Units, options or warrants to purchase Units, or any combination of the foregoing, consisting either of the classes of Units authorized hereby or as otherwise may be authorized in accordance with the terms hereof (collectively, "***New Securities***"), and with such

rights, privileges, preferences and restrictions and other terms and conditions, and in exchange for such cash or other lawful consideration, as the Managers may determine; *provided*, *however*, that no Member shall be obligated to make any additional Capital Contributions to the Company beyond those Capital Contributions described in Section 3.2. Any such New Securities will be issued pursuant to subscription agreements and such other documents deemed appropriate by the Managers.

3.4 **MEMBER LOANS.**

(a) The Managers, any Member and the Affiliates of either may, with the consent of the Managers, loan funds to the Company from time to time; *provided*, *however*, that any such loans shall be made only on commercially reasonable terms (as determined by the Managers in their sole discretion).

(b) If, at any time during the existence of the Company, the Managers determine in their sole discretion that the Company does not have sufficient cash funds on hand to pay Annual Operating Costs due, or expected to be due, within the next ninety (90) days (the amount by which such Annual Operating Costs at a particular time exceeds available cash funds is referred to as a "***Cash Shortfall***"), then the Managers, in their sole and absolute discretion, may (but are not required to) make a loan to the Company in an amount up to the Cash Shortfall. Each such loan shall bear interest at the U.S. prime rate as reported by the *Wall Street Journal* on the date the principal thereof is advanced to the Company (or if for any reason such rate is not published on the day of the advance, then at the most recently published U.S. prime rate), compounded annually, as determined pursuant to Code §1274(d), and shall be repaid to the Managers before any distributions are made to the Members pursuant to Article V or Article IX.

(c) Loans by a Member or Manager to the Company shall not be considered Capital Contributions.

3.5 **NEGATIVE CAPITAL ACCOUNTS**. If any Member has a deficit balance in his, her or its Capital Account, such Member shall have no obligation to restore such negative balance or to make any Capital Contribution to the Company by reason thereof, and such negative balance shall not be considered an asset of the Company or of any Member.

3.6 **PRIORITY.** Except as otherwise specifically provided in this Agreement, no Member shall be entitled to (a) receive any return of or on his, her or its Capital Contributions or Capital Account, (b) receive any distribution in a medium other than cash, or (c) subject to Section 10.4(b), priority over any other Member as to Company distributions or allocations of Net Income, Net Loss or items of Income or Loss.

3.7 **NO WITHDRAWAL**. No Member shall be entitled to withdraw any part of his, her or its Capital Contribution or his, her or its Capital Account or to receive any distribution from the Company, except as provided in Section 5.1 and Article X.

ARTICLE IV
ALLOCATIONS

4.1 **ALLOCATIONS OF NET INCOME OR NET LOSS.** For each Fiscal Year, after first giving effect to any special allocations required or permitted by Section 4.2, and subject to Section 4.1(c):

(a) Net Income shall be allocated among the Members so as to reduce, proportionately, the differences between their respective Target Capital Accounts and Partially Adjusted Capital Accounts for such Fiscal Year. No portion of the Net Income for any Fiscal Year shall be allocated to a Member whose Partially Adjusted Capital Account is greater than or equal to his, her or its Target Capital Account for such Fiscal Year.

(b) Net Loss shall be allocated among the Members so as to reduce, proportionately, the differences between their respective Partially Adjusted Capital Accounts and Target Capital Accounts for such Fiscal Year. No portion of the Net Loss shall be allocated to a Member whose Target Capital Account is greater than or equal to his, her or its Partially Adjusted Capital Account for such Fiscal Year.

(c) The Losses allocated pursuant to Section 4.1(b) shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have a deficit balance in his, her or its Adjusted Capital Account at the end of any taxable year. In the event some but not all of the Members would have a deficit balance in their Adjusted Capital Accounts as a consequence of an allocation of Losses pursuant to Section 4.1(b), the limitation set forth in this Section 4.1(c) shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under Treasury Regulation §1.704-1(b)(2)(ii)(d). All Losses in excess of the limitation set forth in this Section 4.1(c) shall be allocated to the Members in accordance with their Percentage Interests. Items of Income shall be specially allocated to the Members in an amount equal to, and in the same proportion and order as, the Losses that were allocated to such Members under this Section 4.1(c) in prior tax years.

4.2 **REGULATORY AND CURATIVE ALLOCATIONS OF INCOME AND LOSS**. For each Fiscal Year, the following items of Income and Loss shall be specially allocated to the Members, as follows and in the following order of priority:

(a) Minimum Gain Chargeback—Company Nonrecourse Liabilities. If there is a net decrease in "partnership minimum gain" (as defined in Treasury Regulation §1.704-2(d)), items of income and gain (determined in accordance with Treasury Regulation §1.704-2(f)(6)) shall, to the extent required by the Treasury Regulations, be specially allocated to the Members in an amount equal to each Member's share of the net decrease in partnership minimum gain (determined in accordance with Treasury Regulation §1.704-2(g)). This Section 4.2(a) shall be applied consistently with, and subject to the exceptions contained in, the minimum gain chargeback requirements of Treasury Regulation §1.704-2(f).

(b) Minimum Gain Chargeback—Member Nonrecourse Debt. If there is a net decrease in "partner nonrecourse debt minimum gain" (as defined in Treasury Regulation

§1.704-2(i)(2)), items of income and gain (determined in accordance with the provisions of Treasury Regulation §1.704-2(i)(4)) shall, to the extent required by the Treasury Regulations, be specially allocated to the Members in an amount equal to each Member's share of the net decrease in partner nonrecourse debt minimum gain (determined in accordance with the provisions of Treasury Regulation §1.704-2(i)(5)). This Section 4.2(b) shall be applied consistently with, and subject to the exceptions contained in, the partner nonrecourse debt minimum gain chargeback requirements of Treasury Regulation §1.704-2(i)(4).

(c) Qualified Income Offset. If a Member unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of income and gain shall be specially allocated to the Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the deficit balance in the Member's Adjusted Capital Account as quickly as possible, *provided*, *however*, that an allocation pursuant to this Section 4.2(c) shall be made only to the extent that the Member has a deficit balance in his, her or its Adjusted Capital Account after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.2(c) were not in this Agreement. This Section 4.2(c) shall be interpreted consistently with Treasury Regulation §1.704-1(b)(2)(ii)(d).

(d) Nonrecourse Deductions. Nonrecourse Deductions (as defined in Treasury Regulation §1.704-2(c)) shall be specially allocated to the Members in proportion to their Percentage Interests.

(e) Member Nonrecourse Deductions. "partner nonrecourse deductions" (as defined in Treasury Regulation §1.704-2(i)(2)) shall be specially allocated to the Members who bear the economic risk of loss for the liability to which those deductions are attributable, determined in accordance with the principles of Treasury Regulation §1.704-2(i)(1).

(f) Basis Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset under Code §734(b) or Code §743(b) is required to be taken into account in determining Capital Accounts under Treasury Regulation §1.704-1(b)(2)(iv)(m), the amount of the Capital Account adjustment shall be treated as an item of Income (if positive) or Loss (if negative) and shall be specially allocated to the Members consistent with the manner in which their Capital Accounts are required to be adjusted by such Treasury Regulation.

(g) Curative Allocations. To minimize any distortions in the manner that the Members would have shared distributions if the special allocations required by Section 4.2(a) through Section 4.2(f) (the "***Regulatory Allocations***") had not been part of this Agreement, the Managers may specially allocate to the Members offsetting items of Income or Loss so that the net amounts allocated to each Member pursuant to Section 4.1 and Section 4.2 will, to the extent reasonably possible, equal the net amounts that would have been allocated to each Member pursuant to Section 4.1 if the Regulatory Allocations had never occurred. In exercising their authority hereunder, the Managers shall consider any expected future Regulatory Allocations which are likely to offset other Regulatory Allocations previously made.

4.3 **OTHER ALLOCATION RULES.**

(a) To reflect the varying Membership Interests of the Members during any Fiscal Year, Net Income or Net Loss and items of Income and Loss shall be determined by the Managers on a daily, monthly or other basis using any convention or method permitted under Code §706 and the Treasury Regulations thereunder, provided that gain or loss arising from the sale or other disposition of any Company asset shall be allocated to the Persons who were Members on the date of the sale or other disposition.

(b) Excess nonrecourse liabilities of the Company (as defined in Treasury Regulation §1.752-3(a)(3)) shall be shared among the Members in proportion to their Percentage Interests.

(c) For purposes of Section 4.1, each item of income, gain, loss and deduction included in Net Income or Net Loss shall be allocated in the same proportion as overall Net Income or Net Loss is allocated pursuant to Section 4.1.

(d) In the event that the Company has taxable income that is characterized as ordinary income under the depreciation and amortization recapture provisions of Code §§ 1245 and 1250, such income shall, to the maximum extent permissible under the Code and Regulations, be allocated to the Members that were allocated the depreciation and amortization giving rise to such recapture amounts.

4.4 **ALLOCATIONS OF TAXABLE INCOME OR LOSS.**

(a) Except as provided in Section 4.4(b), for each Fiscal Year, items of income, gain, loss and deduction of the Company, determined solely for federal income tax purposes, shall be allocated to the Members in the same manner as each correlative item of Income or Loss and Net Income or Net Loss is allocated to the Members pursuant to Section 4.1, Section 4.2 and Section 4.3.

(b) In accordance with Code §704(c) and the Treasury Regulations thereunder, solely for federal income tax purposes, items of taxable income, gain, loss and deduction with respect to any Company asset having a Book Basis that differs from his, her or its adjusted basis for federal income tax purposes shall be allocated among the Members in a manner that takes into account the amount of such difference at the time it arose. Such allocations shall be made pursuant to any method selected by the Managers and permitted by Treasury Regulation §1.704-3.

(c) Allocations pursuant to this Section 4.4 are solely for federal income tax purposes and shall not affect the Members' Capital Accounts.

ARTICLE V
DISTRIBUTIONS

5.1 **DISTRIBUTIONS OF DISTRIBUTABLE CASH.** Subject to Sections 5.2 and 5.3, the Company may distribute Distributable Cash, from time to time as determined by the Managers, to the Class A and Class A-2 Members and Common Members *pro rata* based upon the number of Units held thereby (with respect to the Class A and Class A-2 Units, on an as-converted to Common Units basis); *provided, however*, that the Company shall not make any such distribution if it would violate the TBOC or other applicable law.

5.2 **DISTRIBUTIONS UPON LIQUIDATION OR A DEEMED LIQUIDATION EVENT**.

(a) Upon a Liquidation or a Deemed Liquidation Event, after payment of, or other adequate provision for, the debts and obligations of the Company, including the expenses of its liquidation and dissolution or other transaction expenses, the Company shall distribute the net proceeds or assets available for distribution, whether in cash or in other property, to the Class A and Class A-2 Units and Common Units as follows:

(i) First, to the Class A and Class A-2 Members on a *pari passu* basis, until the Class A Members receive, in respect of each Class A and Class A-2 Unit held by them, the Class A Liquidation Preference Amount; and

(ii) thereafter, to the Common Members and Class A and Class A-2 Members (on a one-to-one as-converted basis) in accordance with their respective Percentage Interests.

(b) For avoidance of doubt, in the event of a Deemed Liquidation Event pursuant to Section 5.2(a), if any portion of the consideration payable directly to the Members in respect of their Units and/or if any portion of the consideration that is payable to the Members is placed into escrow and/or is payable to the Members subject to contingencies, the principal transaction agreement shall provide that (i) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "***Initial Consideration***") shall be allocated among the Common Members and Class A and Class A-2 Members in accordance with Section 5.2(a) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (ii) any additional consideration which becomes payable to the Members upon release from escrow or satisfaction of contingencies shall be allocated among the Common Members and Class A and Class A-2 Members in accordance with Section 5.2(a) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

5.3 **TAX DISTRIBUTIONS**. Prior to the winding up of the Company as provided in Section 10.3 and within a reasonable time after the end of each Fiscal Year, the Managers may, to the extent the Company has legally available funds therefor (but only to the extent that the Managers, in their sole discretion, determine to be reasonable and advisable given the then current and future cash needs of the Company), cause the Company to make cash distributions to each of the Members in an amount not less than the product of (a) the net positive sum, if any, of

the items required to be shown on lines 1-11 of Schedule K-1 (Form 1065) for each Member for such Fiscal Year, and (b) the Imputed Tax Rate, as defined below (each a "***Tax Distribution***"); *provided*, *however*, any such Tax Distribution to a Member shall be reduced by the amount of distributions such Member actually received during such prior Fiscal Year pursuant to Section 5.1. Any Tax Distribution not so made shall be made as soon as the Company has legally available funds therefor and the Managers have determined such a Tax Distribution to be reasonable and advisable given the then current and future cash needs of the Company. The "***Imputed Tax Rate***" means, for any Fiscal Year, the highest effective regular income tax rate applicable during such year to a natural person taxable at the highest marginal regular federal income tax rate (taking into account the character of the income underlying the applicable tax obligation (*i.e.*, capital gain, ordinary income or qualified dividend)) including the Net Investment Income (as such term is defined in Code Section §1411) tax rate, *provided*, *however*, that the Imputed Tax rate shall not exceed 45%. Any amounts distributed to a Member pursuant to this Section 5.3 shall be treated as a dollar-for-dollar advance against the first amounts otherwise distributable to such Member pursuant to Section 5.2 and Section 10.4(d).

5.4 **WITHHOLDING.** Notwithstanding any provision of this Agreement to the contrary, the Managers may withhold and remit to the applicable taxing authority all amounts required by any local, state, federal or foreign law to be withheld and remitted by the Company with respect to a Member on account of dispositions of Company property, distributions to a Member or allocations to a Member of items of Company taxable income, gain, loss, deduction or credit. Each Member shall timely provide to the Managers all information, forms and certifications necessary or appropriate to enable the Managers and the Company to comply with any such withholding obligation, and represents and warrants to the Company and the Managers that the information, forms and certifications furnished by him, her or it shall be true and correct at the time so furnished. Each Member shall, upon demand, indemnify the Company for any error, omission or misrepresentations with respect to the information referenced above that was furnished to the Company by such Member. Each Member shall, upon demand by the Company, indemnify the Company for the indemnifying Member's share of any such withholding and all related costs and expenses of the Company.

5.5 **PAYMENTS NOT DEEMED DISTRIBUTIONS**. Any amounts paid pursuant to Section 3.4(b) or Section 6.1(h) shall not be considered distributions for purposes of this Agreement. No salary, bonus, employee benefits or other cash compensation amounts paid by the Company to any Persons who are also Members and/or Managers of the Company and in respect of their service as employees, independent contractors and/or officers of shall be considered distributions for purposes of this Agreement.

ARTICLE VI
MANAGEMENT OF THE COMPANY

6.1 **POWERS, RIGHTS AND DUTIES OF THE MANAGERS.**

(a) Selection of Managers. The number of Managers of the Company shall be two, and the initial Managers of the Company shall be Alec Jhangiani and Ramtin Nikzad (the

"***Managers***"). Managers need not be residents of the State of Texas. Except as otherwise provided in Section 6.1(i), each Manager (whether an initial or a successor Manager) shall cease to be a Manager upon the earliest to occur of the following events: (a) such Manager shall resign as a Manager, by giving notice of such resignation to the Members; or (b) such Manager shall die, dissolve (unless its business is continued without the commencement of liquidation or winding up), or become Bankrupt. Any vacancy in any Manager position may be filled by a Majority Interest of the Class A and Class A-2 Units that are then issued and outstanding at a meeting of the Members called for that purpose.

(b) Management of the Company. Except when the action of the Members is expressly required by this Agreement or any nonvariable provision of the TBOC, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Managers. The Managers shall have full, complete and exclusive authority to manage the Company's business, affairs and properties and to make all decisions related thereto. No Member in his, her or its capacity as a Member has the right, power, or authority to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company.

(c) Restrictions on the Managers' Authority. Notwithstanding Section 6.1(b), the Managers shall not do any of the following without the approval of a Majority Interest of each Class of Units that are then issued and outstanding (voting as separate Classes):

(i) cause or permit the Company to engage in any activity that is not consistent with the purposes of the Company;

(ii) possess Company assets, or assign rights in specific Company assets, for other than a Company purpose; or

(iii) cause the Company to enter into any agreement or take any other action for which the approval of the Members is required elsewhere in this Agreement, and such approval has not been received by the Managers.

(d) Reliance by Third Parties. Any Person dealing with the Company (other than a Member) may rely conclusively upon the authority of the Managers to take any action in the name of the Company without any obligation to inquire into the provisions of this Agreement.

(e) Meetings of Managers. Regular meetings of the Managers may be held on such dates and at such times as shall be determined by the Managers, with notice of the establishment of such regular meeting schedule being given to each Manager that was not present at the meeting at which it was adopted. Special meetings of the Managers may be called by any Manager by notice thereof (specifying the place and time of such meeting) that is delivered to each other Manager at least 24 hours prior to such meeting. Neither the business to be transacted at, nor the purpose of, such special meeting need be specified in the notice (or waiver of notice) thereof. Unless otherwise expressly provided in this Agreement, at any meeting of the Managers, a majority of the Managers shall constitute a quorum for the

transaction of business, and an act of a majority of the Managers who are present at such a meeting at which a quorum is present shall be the act of the Managers. Any action required or permitted to be taken at a meeting of the Managers may be taken without a meeting and by written consent if a majority of the Managers consents thereto in writing. Notwithstanding the foregoing, the provisions of this Section 6.1(e) shall be inapplicable so long as there is only one Manager.

(f) Certain Transactions with Affiliates of the Managers. The Members acknowledge and agree that the Company may enter into any agreement or arrangement with the Managers or any Members, or any of their respective Affiliates (including, without limitation, an agreement to manage the Company on behalf of the Managers or provide other services to the Managers); provided, that the terms and nature of any potential financial interest are disclosed to the Managers in advance and that in the sole judgment of the Managers, such agreement or arrangement is in the best interest of the Company and is not in violation of any applicable law.

(g) Limitation of Liability of Managers and Affiliates. The Managers or their Affiliates (if such Affiliates are performing services for or on behalf of the Company) shall be liable for errors or omissions with respect to the Company's affairs only in the case of bad faith, gross negligence or willful misconduct. The Managers and their Affiliates may consult with professional advisors selected with due care, and shall not be liable for any act or omission in good faith reliance thereon.

(h) Indemnification of Managers and Officers.

(i) The Company shall, to the fullest extent permitted by the TBOC, as the same exists or may hereafter be amended, indemnify any and all persons who are or were serving as a manager or officer of the Company, or who are or were serving at the request of the Company as a director, officer, manager, partner, venturer, proprietor, trustee, employee or other representative of another corporation, partnership, limited liability company, joint venture, sole proprietorship, trust, employee benefit plan or other entity or enterprise (each an "***Indemnitee***"), from and against any and all judgments and reasonable expenses actually incurred by the Indemnitee in connection with any proceeding in which the Indemnitee was, is or is threatened to be named or respondent, or in which the Indemnitee was or is a witness without being named a respondent, by reason, in whole or in part, of the Indemnitee's serving or having served, or having been nominated or designated to serve, in any of the capacities required for a Person to satisfy the definition of "Indemnitee," if it is determined that the Indemnitee (x) acted in good faith, (y) reasonably believed, in the case of conduct in the Indemnitee's official capacity, that the Indemnitee's conduct was in the Company's best interests, and in all other cases, that the Indemnitee's conduct was at least not opposed to the Company's best interests, and (z) in the case of any criminal proceeding, had no reasonable cause to believe that the Indemnitee's conduct was unlawful. An Indemnitee shall be deemed to have satisfied the standard of conduct described in clause (x), (y) or (z) preceding unless it is conclusively determined by binding arbitration or final, non-appealable determination of a court of competent jurisdiction that such standard was not satisfied. An Indemnitee shall not fail

to meet the standard of conduct required by this provision solely because of the termination of a proceeding by judgment, order, settlement, conviction or a plea of nolo contendere or its equivalent.

(ii) Notwithstanding the provisions of the immediately preceding clause (i), in the event that an Indemnitee is found liable to the Company or is found liable on the basis that personal benefit was improperly received by the Indemnitee, the indemnification shall not be made in respect of any proceeding in which the Indemnitee shall have been found liable for (x) willful or intentional misconduct in the performance of the Indemnitee's duty to the Company or (y) breach of the Indemnitee's duty of loyalty to the Company (as limited by this Agreement). An Indemnitee will be considered to have been found liable in relation to a claim, issue or matter only if the liability is established by binding arbitration or final, non-appealable determination of a court of competent jurisdiction.

(iii) In addition to the indemnification provided by clause (i) above, the Company shall indemnify an Indemnitee against reasonable expenses actually incurred by the Indemnitee in connection with a proceeding in which the Indemnitee is a respondent because of the Indemnitee's serving or having served, or having been nominated or designated to serve, in any of the capacities required for a Person to satisfy the definition of "Indemnitee" if the Indemnitee is wholly successful, on the merits or otherwise, in the defense of the proceeding.

(iv) The Company shall pay or reimburse reasonable expenses incurred by an Indemnitee who was, is or is threatened to be made a respondent in a proceeding in advance of the final disposition of the proceeding without making any determination with respect to the Indemnitee's standard of conduct under clause (i) preceding upon receipt by the Company of (x) a written affirmation by the Indemnitee of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification, and (y) a written undertaking by or on behalf of the Indemnitee to repay the amount paid or reimbursed if the final determination is that the Indemnitee has not met that standard or that indemnification is prohibited by clause (ii) preceding.

(i) Removal of the Managers. The Members shall have no right or authority to remove a Manager except by a vote of a Supermajority of the Class A and Class A-2 Units that are then issued and outstanding.

6.2 **POWERS, RIGHTS AND DUTIES OF THE MEMBERS.**

(a) Limitation of Liability of Members. A Member in his, her or its capacity as such shall not be personally liable for the obligations and liabilities of the Company beyond the amount of his, her or its required Capital Contributions; *provided*, *however*, that if a Member receives a distribution prohibited by the TBOC and the Member knew that the distribution was so prohibited, the Member shall be liable for the return of the distribution to the Company.

(b) Participation in Management. Except as otherwise specifically provided in this Agreement, a Member shall not participate in the operation, management or control of the business of the Company, transact any business in the name of the Company or bind the Company in any manner.

(c) Required Approval. Except as otherwise specifically provided by this Agreement or any nonvariable provision of the TBOC, the action of the Members, whether by written consent or at a meeting of the Members, shall be had by the action of a Majority Interest of the Members.

(d) Action by Written Consent. Except as otherwise specifically provided by this Agreement or any nonvariable provision of the TBOC, any action required or permitted to be taken at a meeting of the Members may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting for the action so taken, is signed by the Members having not fewer than the minimum number of Units that would be necessary to take the action at a meeting at which all Members entitled to vote on the action were present and voted. Unless otherwise specified by the Managers, a Member's written approval, consent or disapproval with respect to a matter shall be delivered to the Managers not later than ten days after the date the request therefor is given. Any failure to deliver a response within such time period shall constitute a consent consistent with the Managers' recommendation with respect to the matter. Upon any consent or deemed consent of the Members with respect to a matter, the Managers are authorized and empowered to implement the action without further authorization by the Members. Notwithstanding the above ten-day period, once the Managers have received the requisite approvals and/or consents of the Members, the Managers may take the actions that are the subject of such approvals and/or consents.

6.3 **MEETINGS OF MEMBERS**. Meetings of the Members may be called by the Managers or by Members holding at least fifty percent (50%) of the Units. Any such meeting shall be held on such date and at such time as the Person calling such meeting shall specify in the notice of the meeting, which shall be delivered to each Member at least ten days prior to such meeting. Only business within the purpose or purposes described in the notice (or waiver thereof) for such meeting may be conducted at such meeting. Unless otherwise expressly provided in this Agreement, at any meeting of the Members, Members holding among them at least a Majority Interest of the Members, represented either in person or by proxy, shall constitute a quorum for the transaction of business.

6.4 **PROVISIONS APPLICABLE TO ALL MEETINGS**. In connection with any meeting of the Managers or Members, the following provisions shall apply:

(a) Place of Meeting. Any such meeting shall be held at the principal place of business of the Company, unless the notice of such meeting specifies a different place, which need not be in the State of Texas.

(b) Waiver of Notice Through Attendance. Attendance of a Person at such meeting shall constitute a waiver of notice of such meeting, except where such Person attends the

meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c) Proxies. A Person may vote at such meeting by a written proxy executed by that Person and delivered to another Manager or Member, as applicable. A proxy shall be revocable unless it is stated to be irrevocable.

6.5 **OFFICERS**. The Managers may designate one or more Persons to be officers of the Company ("***Officers***"), and any Officers so designated shall have such title, authorities, duties, and salaries as the Managers may reasonably delegate to them. Any Officer may be removed as such, either with or without cause, by the Managers.

ARTICLE VII
BOOKS AND RECORDS; REPORTS; TAX MATTERS

7.1 **BOOKS AND RECORDS.** The Company shall maintain appropriate books and records of account at its principal office, or such other place as shall be designated for such purposes by the Managers, which shall be closed and balanced at the end of each Fiscal Year. Such books and records shall be kept on the basis of a calendar year, and shall reflect all Company transactions and be appropriate and adequate for conducting the Company's business. Each Major Investor, at his, her or its own expense, shall have the right to inspect the books and records of the Company as permitted by the TBOC. If any error in the Company's books and records is identified by such Major Investor and acknowledged by the Managers or established through arbitration or an independent public accounting firm retained by the Company, the Managers will promptly take affirmative steps to correct such error.

7.2 **REPORTS.**

(a) Upon the request of a Majority Interest of the Members, the Managers shall deliver to each Member, at the Company's expense, not later than the later of 120 days following the end of each Fiscal Year or 30 days following the Managers' receipt of the request, (i) a balance sheet as of the end of such year and (ii) statements of income and of cash flows for such year, and (iii) a statement of partners' equity as of the end of such year. Upon the request of a Majority Interest of the Members, such financial statements shall be audited at the Company's expense by a firm of independent public accountants selected by the Managers.

(b) Upon the request of a Majority Interest of the Members, the Managers shall deliver to each Member, at the Company's expense, not later than the later of (i) 45 days after the last day of each fiscal quarter during the term of this Agreement (other than the last quarter of the Fiscal Year in question) or (ii) 30 days following the Managers' receipt of the request, a balance sheet together with a profit and loss statement for such fiscal quarter together with a cumulative profit and loss statement to date and with comparative statements for the like periods immediately preceding.

(c) Upon the request of a Majority Interest of the Members, the Managers shall, from time to time, within a reasonable period of time following such request, deliver to

each Member, at the Company's expense: (i) an annual analysis detailing the components, and changes therein, of the Member' Capital Accounts; and (ii) an annual analysis detailing all allocations of Income, Loss, and other items of income, gain, loss and deduction. In addition, the Managers shall, from time to time, within a reasonable period of time following such request, deliver to each Member, at the Company's expense, such other reports, information, or analysis that a Majority Interest of the Members may reasonably request.

(d) The Members acknowledge that, from time to time, they may receive information from or regarding the Company in the nature of trade secrets or that otherwise is confidential, the release of which may be damaging to the Company or Persons with which it does business. Each Member will hold in strict confidence any information he, she or it receives regarding the Company that is identified as being confidential (and if that information is provided in writing, that is so marked) and will not disclose it to any Person other than another Member or Members, except for disclosures: (i) required by law; (ii) to advisers or representatives of the Member or Persons to which a Member's Membership Interest may be transferred as permitted under this Agreement, but only if the recipients have agreed to be bound by the provisions of this Section 7.2(d); or (iii) of information that such Member also has received from a source independent of the Company that such Member reasonably believes obtained that information without breach of any obligation of confidentiality. The Members acknowledge that breach of the provisions of this Section 7.2(d) may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute, or both. Accordingly, the Members agree that the provisions of this Section 7.2(d) may be enforced by specific performance without posting bond.

7.3 **TAX MATTERS**.

(a) Preparation of Tax Returns. The Managers shall arrange, at the Company's expense, for the preparation and timely filing of all returns of Company income, gains, deductions, losses and other items necessary for federal, state and local income tax purposes. The Company will make reasonable efforts to cause to be delivered to each Member on or before April 15 of each year, at the cost and expense of the Company, such financial statements and such Member's Schedule K-1 (or comparable successor form). The classification, realization and recognition of income, gains, losses and deductions and other items shall be on the cash or accrual method of accounting for federal income tax purposes, as the Managers shall determine in accordance with applicable law. The Managers in their sole discretion may pay state and local income taxes attributable to operations of the Company and treat such taxes as an expense of the Company.

(b) Tax Elections. Except as otherwise provided herein, the Managers shall determine whether to make any election available to the Company under the Code.

(c) Tax Controversies. Subject to the provisions hereof, Alec Jhangiani is designated the "tax matters partner" (as defined in Code §6231(a)(7)), and is exclusively authorized to represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and

judicial proceedings, and to expend Company funds for professional services and costs associated therewith, and his decisions on such matters shall be final and binding upon the Company and each Member. Each Member agrees to cooperate with the tax matters partner in connection with such proceedings. Notwithstanding the above, the tax matters partner shall not extend the statute of limitations with respect to any taxable years of the Company without the consent of all the Members.

(d) Organizational Expenses. The Company shall elect to deduct expenses incurred in organizing the Company ratably over a 180-month period as provided in Code §709.

(e) Start-Up Expenses. The Company will elect to deduct start-up expenditures ratably over a 180-month period as provided in Code § 195.

(f) Consistent Reporting; Partnership Classification. The Members shall not take any position on their individual income tax returns inconsistent with the reporting of items on the Company's related information tax returns, except as permitted by the Code. No election shall be made by or on behalf of the Company for federal income tax purposes to be classified as an association taxable as a corporation or to be excluded from the application of the provisions of subchapter K of Chapter 1 of the Code.

(g) Safe Harbor Election. The Members agree that, in the event the Safe Harbor Regulation is finalized, the Company will be authorized and directed to make the Safe Harbor Election and the Company and each Member (including any Person to whom an interest in the Company is transferred in connection with the performance of services) agrees to comply with all requirements of the Safe Harbor with respect to all interests in the Company transferred in connection with the performance of services while the Safe Harbor Election remains effective. The Managers shall be authorized to (and will) prepare, execute, and file the Safe Harbor Election.

(h) Tax Sharing Arrangement. If a Member is required under Texas law to include one hundred percent (100%) of the Company' revenues in the computation of the Texas margin tax rather than only his, her or its allocable share of such revenues, (such Member, the "***Paying Member***") the parties agree that the other Members shall reimburse the Paying Member for their share of such tax. The Members' share of such tax shall be based on the Members' allocable share of the Company's revenues that the Paying Member was required to include in his, her or its computation of the Texas margin tax.

ARTICLE VIII
TRANSFERS; ADDITIONAL MEMBERSHIP INTERESTS

8.1 **TRANSFERS PROHIBITED**. Except as otherwise provided in this Article VIII or (as to Class A-2 Members) as part of the Buy-Back Option held by the Company, no Class A and Class A-2 Member or Common Member shall Transfer all or any part of his, her or its Membership Interest. A Transfer made in contravention of this Article VIII shall be ineffective and void *ab initio*. Any Person making or attempting to make a Transfer in contravention of this Article VIII shall indemnify and hold harmless the Company and the other Members from all

losses, costs, expenses, damages and liabilities (including professional fees) incurred in connection with the Transfer or attempted Transfer.

8.2 **PERMITTED TRANSFERS.** A Member may Transfer all or part of his, her or its Membership Interest as a Member only (i) as part of the Buy-Back Option, (ii) to an existing Member or a Person (including the Company) designated by the Managers, (iii) pursuant to a Transfer approved in writing by the Managers, in their sole and absolute discretion, (iv) if such Member is an entity, to its owners or to an Affiliate or Affiliates of its owners; or (v) as otherwise provided in this Article VIII.

8.3 **OTHER CONDITIONS**. Notwithstanding Section 8.1 and Section 8.2, a Transfer of a Member's Membership Interest shall not be permitted or recognized, and no transferee thereof shall be admitted as a substituted Member, until each of the following conditions has been satisfied or, in the sole discretion of the Managers, waived:

(a) consent of the Managers, such consent to be evidenced by a written instrument and memorialized in the books and records of the Company;

(b) the offer and Transfer of the Membership Interest shall have been registered or qualified under the Securities Act, and any applicable state, local or foreign securities laws, or an exemption therefrom is available, as determined by the Managers;

(c) the Transfer shall not (i) impair the ability of the Company to continue to be classified as a partnership under the Code, (ii) result in a termination of the Company under Code §708(b)(1)(B) (unless the Managers determine that such would not have a material adverse effect on any Member), (iii) cause or be likely to cause the Company to be subject to taxation as a "publicly traded partnership" within the meaning of Code §7704(b) and the Treasury Regulations thereunder, (iv) cause the Company to be in material breach or default under any instrument or agreement to which it is bound, (v) cause the Company to be in material violation of any federal, state, local or foreign non-securities law to which it is subject, or (vi) cause the Company to forfeit any material right, privilege, franchise, license, permit or similar right; and

(d) the Managers shall have received, in form and content satisfactory to them (i) a true and complete copy of the instruments or documents effecting or evidencing the Transfer, (ii) the written agreement of the transferee agreeing to be bound by this Agreement, setting forth the notice address of the transferee and containing such other representations, warranties, terms and conditions as the Managers may require, (iii) the transferee's taxpayer identification number and all other information required by the Company to comply with any provision of the Code and Treasury Regulations, and (iv) reimbursement of all costs and expenses incurred by the Company in connection with the Transfer or admission.

8.4 **RECOGNITION OF TRANSFERS.** Notwithstanding any other provision of this Article VIII, the Company shall not be obligated to recognize a Transfer until the transferor has given written notice thereof to the Managers and the Managers have recognized the transferee as the record holder of the Membership Interest. For purposes of making distributions and allocations, and determining the Members entitled to vote or consent with respect to a matter, the

Company shall recognize a Transfer made in accordance with this Article VIII no later than the end of the calendar month during which it receives notice of the Transfer and all conditions to the Transfer set forth in Section 8.3 have been satisfied or waived. Until such time, all allocations and distributions shall be made to, and all votes and consents shall be had from, the Person that is reflected in the books and records of the Company as the record owner of the Membership Interest.

8.5 **Deemed Agreement**. Any holder of any Member's Membership Interest (including a transferee thereof) shall be deemed conclusively to have agreed to comply with and be bound by all terms and conditions of this Agreement, with the same effect as if such holder had executed an express acknowledgement thereof, whether or not such holder in fact has executed such an express acknowledgement.

8.6 **Class A and Class A-2 Member Option on Lifetime Transfer**. In the event a Member (hereinafter referred to as the "***Selling Member***") receives a bona fide offer from a prospective buyer to acquire any or all of his, her or its Membership Interest, which offer the Selling Member intends to accept, the Selling Member shall first transmit to the Managers and the other Members, not less than forty-five (45) days prior to the time the proposed sale of the Membership Interest is to be consummated, written notice (hereinafter referred to as the "***Notice***") by certified mail of his, her or its intention to make such disposition of his, her or its Membership Interest. The Notice shall set out the terms and conditions of the intended disposition, including the purchase price payable for such Membership Interest by the prospective buyer. Within thirty (30) days following the receipt of the Notice, the Class A Members may elect to purchase a Proportionate Share of any or all of such Membership Interest at a price equal to and upon the same terms and conditions as are set forth in the Notice by delivering a written notice to the Selling Member.

8.7 **Common Member Option on Lifetime Transfer**. If any Membership Interest owned by the Selling Member is not purchased by the Class A Members in accordance with the provisions of Section 8.6, then any Membership Interest not so purchased shall then be offered for sale and shall be subject to an option on the part of the Common Members to purchase a Proportionate Share of any or all of such Membership Interest which option shall be exercised, if at all, in writing within fifteen (15) days of expiration of the Class A and Class A-2 Members' option to purchase such Membership Interest pursuant to the provisions of Section 8.6. In the event that any of the Common Members elect to purchase such Membership Interest, such Common Members shall be entitled to purchase such Membership Interest at a price equal to and upon the same terms and conditions as are set forth in the Notice.

8.8 **Termination of Restrictions on Lifetime Transfer**. If the entire Membership Interest owned by the Selling Member is not purchased by the Class A and Class A-2 Members in accordance with the provisions of Section 8.6, or the Common Members in accordance with the provisions of Section 8.7, then such Membership Interest may then still only be duly Transferred to the Person set forth in the Notice upon obtaining the consent required pursuant to the terms and conditions of Section 8.3. If such consent is not obtained, then the assignee of the Selling Member's Membership Interest shall not be entitled to any of the rights

granted to a Member hereunder other than the right to receive all or part of the share of profits, losses, Distributable Cash or returns of capital to which the Selling Member would otherwise be entitled. In no event shall such Transfer be on terms or conditions other than those set forth in the Notice. If any terms or conditions change or differ from those set forth in the Notice, such Membership Interest must then be resubmitted for sale to the Class A and Class A-2 Members and the Common Members on the basis of the changed terms and conditions pursuant to Section 8.6 and Section 8.7 herein. Notwithstanding any such Transfer or disposition of a Selling Member's Membership Interest to a third party, the restrictions imposed by this Agreement shall continue to apply to the Membership Interest owned by such transferee or assignee and to any remaining Membership Interest owned by the Selling Member, and the assignee or transferee shall, prior to the Transfer of such Membership Interest, agree to be bound by this Agreement.

8.9 **CLASS A AND CLASS A-2 MEMBER OPTION ON INVOLUNTARY WITHDRAWAL**. In the event of the Involuntary Withdrawal of a Member, all of the Membership Interest of such Member shall be subject to an option to purchase as provided in this Section 8.9. For convenience such Member, whether an individual or legal entity, shall be referred to as the "***Withdrawing Member***". Within ninety (90) days after the occurrence of any of the events set forth in the definition of Involuntary Withdrawal, the Managers shall calculate a proposed option price for the Withdrawing Member's Membership Interest by determining the product of his, her or its Percentage Interest multiplied by the estimated fair market value of the Company on the last day of the calendar month immediately preceding the date of death, or the date of the event giving rise to the Involuntary Withdrawal, including goodwill and going concern value, plus the cash on hand, prepaid expenses, accounts receivable (less a reserve for doubtful accounts), less the Withdrawing Member's debts, obligations and other liabilities of the Company. The proposed option price shall then be communicated to the Withdrawing Member's legal representative or, if none, to his, her or its next of kin. The purchase price to be paid by the Class A and Class A-2 Members shall be payable in cash, or its equivalent, unless different terms are desired by the Withdrawing Member's estate and are agreed to by the Class A and Class A-2 Members. Within fifteen (15) days after the option price has been determined, the Class A and Class A-2 Members may elect to purchase a Proportionate Share of any or all of such Membership Interest at the option price and under the terms agreed to by the Withdrawing Member's estate if other than cash terms.

8.10 **COMMON MEMBER OPTION ON INVOLUNTARY WITHDRAWAL**. If any Membership Interest owned by a Member is not purchased by the Class A and Class A-2 Members in accordance with the provisions of Section 8.9, then the Membership Interest not so purchased shall be offered for sale and shall be subject to an option on the part of the Common Members to purchase a Proportionate Share of any or all of such Membership Interest, which option shall be exercised, if at all, in writing within fifteen (15) days of expiration of the Class A and Class A-2 Members' option to purchase such Membership Interest pursuant to the provisions of Section 8.9. The purchase price to be paid and the terms of payment shall be equal to, determined and calculated in accordance with the provisions set forth in Section 8.7 and Section 8.9.

8.11 **TERMINATION OF RESTRICTIONS ON INVOLUNTARY WITHDRAWAL**. If any Membership Interest owned by the Withdrawing Member is not purchased by the Class A and Class A-2 Members in accordance with Section 8.9 or is not purchased by the Common Members in accordance with the provisions of Section 8.10, then the Membership Interest not so purchased shall be Transferred pursuant to the testamentary disposition of the Member or by the laws of intestacy or other law governing the distributions of assets of a dissolved entity, as the case may be. The restrictions imposed by this Agreement shall also thereafter apply to the Membership Interest owned by any such transferee or assignee of the Membership Interest and the assignee or transferee shall, prior to the Transfer of such Membership Interest, agree in writing to be bound by this Agreement.

8.12 **CLASS A AND CLASS A-2 MEMBER OPTION IN A JUDICIAL PROCEEDING**. In the event any Member's Membership Interest is intended to be Transferred to such Member's Spouse or to another third party as an incident to a judicial proceeding, including a divorce proceeding, then such Member shall first notify the Managers and the other Members in writing not later than five (5) days after the date when the presiding court issues its final decree. Within fifteen (15) days of receiving such notice, the Class A and Class A-2 Members may elect to purchase a Proportionate Share of any or all of such Membership Interest. The Class A and Class A-2 Members shall be entitled to purchase such Membership Interest at a price equal to that set forth in Section 8.9, above, with the option price determined as therein provided.

8.13 **COMMON MEMBER OPTION IN A JUDICIAL PROCEEDING**. If any Membership Interest owned by the Member subject to a judicial proceeding is not purchased by the Class A and Class A-2 Members in accordance with the provisions of Section 8.12, then the Membership Interest not so purchased shall be offered for sale and shall be subject to an option on the part of the Common Members to purchase a Proportionate Share of any or all of such Membership Interest, which option shall be exercised, if at all, in writing within fifteen (15) days of expiration of the Common Member's option to purchase such Membership Interest pursuant to the provisions of Section 8.12. The purchase price to be paid by such Member(s) shall be equal to, determined and calculated in accordance with the provisions set forth in Section 8.10.

8.14 **COMPLIANCE WITH APPLICABLE LAW**. The restrictions on Transfer contained in this Article VIII are intended to comply (and shall be interpreted consistently) with the restrictions on Transfer set forth in the TBOC and under applicable federal and state securities laws.

8.15 **SPOUSES SUBJECT TO AGREEMENT**. The Spouses of the Members shall be bound by the terms hereof. The purchase of any Membership Interest of a Member upon the exercise of any purchase option under this Agreement shall include any interest in the Membership Interest of the Member which is owned by the Spouse of such Member. The term "***Spouse***" refers to (a) the person to whom the person in question may be married from time to time during the lifetime of the person in question, and (b) the person to whom the person in question was married at the time of the death of the person in question, from and after the date of the death of the person in question, unless a proceeding to dissolve the marriage by divorce or annulment was pending at the time of the death of the person in question. In that event, the marriage shall be deemed to

have been dissolved prior to the death of the person in question. However, a person to whom the person in question is married as a result of an informal marriage shall be considered to be the Spouse of the person in question only if the informal marriage had been established in a court proceeding or declared and registered under the provisions of the Texas Family Code (or similar statute of another jurisdiction) prior to the death of the person in question, and then only from the date of the court decree establishing the marriage or the date of the registration of the marriage.

8.16 **SUBSTITUTED MEMBERS**. A transferee of a Member's Membership Interest shall be entitled to be admitted to the Company as a Member only if (a) the right to such admission was assigned to the transferee, (b) the Managers have consented to such admission, which consent shall not be unreasonably withheld, (c) the Transfer was permitted by the provisions of this Article VIII, and (d) all of the conditions set forth in Section 8.3 (if applicable) have been satisfied or, in the sole discretion of the Managers, waived.

8.17 **UNADMITTED ASSIGNEES.** Unless the transferee of a Membership Interest has been admitted to the Company as a Member in accordance with this Article VIII, the rights of the holder with respect to the Membership Interest shall be limited solely to the right to receive allocations and distributions pursuant to Article IV and Article V, and Section 10.4(d), to the extent those rights were assigned to the holder, and the holder shall not be entitled to further Transfer such Membership Interest except in compliance with the provisions of this Article VIII. Without limiting any other legal or equitable remedies of the Company, any distributions otherwise payable to the holder of a Membership Interest received in a Transfer not made in accordance with the provisions of this Article VIII but which the Company is required by law to recognize may be applied to satisfy any debts or liabilities (including for damages) that the transferor or transferee of the Membership Interest may owe to the Company.

8.18 **ADDITIONAL MEMBERS.** Subject to this Article VIII and Article IX, upon the consent of a Majority Interest of each Class of Units that are then issued and outstanding (voting as separate Classes), additional Classes of Units (including options, warrants, convertible debt instruments and other rights to acquire such Membership Interests) may be issued by the Company and additional Persons may be admitted to the Company as additional Members only on such terms and conditions as determined by the Managers. Notwithstanding the foregoing, the Managers shall have the power and authority, acting alone, to cause the Company to issue additional Units without the approval of any Member until an aggregate of $400,000 in Capital Contributions from Class A and Class A-2 Members have been received by the Company. The Managers shall have the authority acting alone to, and shall, reflect the issuance of any such additional Membership Interests or Units in an amendment to this Agreement and, if required, the Certificate (each of which need be executed only by the Managers) setting forth any changes to this Agreement necessary or appropriate to reflect the issuance of such additional Membership Interests or Units or the creation of additional classes of Units.

ARTICLE IX
PREEMPTIVE RIGHTS

9.1 **PREEMPTIVE RIGHTS.**

(a) The Company shall not (i) issue any Units unless, prior to such issuance, the Company offers such Units to each Class A and Class A-2 Member at the same price per interest and upon the same terms and conditions, or (ii) consummate any Capital Contribution transaction unless, prior to the consummation of such Capital Contribution, the Company offers to each Class A and Class A-2 Member the right to consummate such a Capital Contribution on the same terms and conditions. No Class A and Class A-2 Member shall have any obligation hereunder to make any such Capital Contribution.

(b) The preemptive rights granted in this Section 9.1 shall terminate upon a Liquidation or Deemed Liquidation Event.

9.2 **EXERCISE OF PREEMPTIVE RIGHTS**.

(a) Not less than ten (10) business days prior to the closing of such offering or Capital Contribution as described in Section 9.1 (the ***"Preemptive Rights Period***"), the Company shall send a written notice to each Class A and Class A-2 Member stating (i) in the case of an equity offering under Section 9.1(a), the number of Units to be offered (the "***Preemptive Rights Interests***"), the closing date and the price and terms on which it proposes to offer such Units, or (ii) in the case of a Capital Contribution under Section 9.1(a), the closing date and material terms and conditions of the Capital Contribution transaction.

(b) Within ten (10) business days after the receipt of the notice pursuant to Section 9.2(a), each Class A and Class A-2 Member may elect, by written notice to the Company, (i) in the case of an equity offering under Section 9.1(a), to purchase Units of the Company, at the price and on the terms specified in such notice, up to an amount equal to, with respect to each Class of Units to be issued, the product obtained by multiplying (x) the total number of Units of such Class to be issued by (y) a fraction, (A) the numerator of which is such Class A and Class A-2 Member's aggregate ownership of Units of the Company (on an as-converted basis, as applicable) and (B) the denominator of which is the total outstanding Units of the Company; or (ii) in the case of a Capital Contribution under Section 9.1(b), to make all or a portion of the total Capital Contribution to be made, on the same terms and conditions as specified in such notice.

(c) The closing of any such purchase of Units or Capital Contribution by such Class A and Class A-2 Member pursuant to this Section 9.2 shall occur concurrently with the closing of the proposed issuance or contribution, as applicable.

(d) Upon the expiration of the Preemptive Rights Period, the Company shall be entitled to sell such Preemptive Rights Interest that the Class A and Class A-2 Members have not elected to purchase for a period ending one hundred and twenty (120) days following the expiration of the Preemptive Rights Period on terms and conditions not materially more favorable to the purchasers thereof than those offered to the Class A and Class A-2 Members. Any Preemptive Rights Interests to be sold by the Company following the expiration of such period must be reoffered to the Class A and Class A-2 Members pursuant to the terms of this Section 9.2 or if any such agreement to Transfer is terminated.

(e) The provisions of this Section 9.2 shall not apply to the following issuances of Units:

(i) incentive Units issued to or for the benefit of employees, officers, Managers and other service providers of or to the Company in accordance with the terms hereof or any applicable incentive plan of the Company;

(ii) securities issued upon conversion of convertible or exchangeable securities of the Company that are outstanding on the Effective Date or were not issued in violation of this Section 9.2; and

(iii) a subdivision of Units (including any Units distribution or Unit split), any combination of Units (including any reverse Unit split), interests issued as a dividend or other distribution on the Units or any recapitalization, reorganization, reclassification or conversion of the Company.

ARTICLE X
WITHDRAWAL; WINDING UP

10.1 **Withdrawal of a Member.** Except as provided in Article VIII, no Member has the right or the power to withdraw from the Company prior to the completion of its winding up.

10.2 **Winding Up Events.** The Company shall be wound up *only* upon the first to occur of any of the following (each a "***Winding Up Event***"):

(a) the election to wind up the Company by the Managers and a Majority Interest of each Class of Units that are then issued and outstanding (voting as separate Classes); or

(b) the entry of a judicial decree requiring winding up of the Company's business and termination of its existence.

10.3 **Winding Up.**

(a) Upon the occurrence of a Winding Up Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members, and no Member shall take any action inconsistent therewith. This Agreement shall continue in full force and effect until all of the Company's properties have been liquidated and distributed pursuant to Section 10.4 and a certificate of termination has been filed for the Company as required by Section 10.7. A proper accounting of the Company's assets, liabilities and operations shall be made and furnished to the Members as of the commencement of the winding up and the date all assets of the Company are finally distributed to the Members or applied in payment of Company liabilities.

(b) The Company shall be wound up by the Managers or, if there are no Managers, by a liquidator selected by a Majority Interest of the Members (in each case, the "***Liquidator***"). The Liquidator shall cause the Company's property to be liquidated as promptly as is consistent with obtaining the fair value thereof, provided that the Liquidator may, in its sole discretion, retain and distribute as collected any deferred payment obligation owed to the Company. The Liquidator, if other than a Manager, shall have all of the powers of the Managers to the extent consistent with the Liquidator's obligations.

10.4 **LIQUIDATING DISTRIBUTIONS**. Following a Winding Up Event and on or before the completion of its winding up, the proceeds of the liquidation of the Company shall be applied and distributed by the Liquidator in one or more installments and in the following order of priority:

(a) first, to the payment, or provision for payment, of the costs and expenses of winding up;

(b) second, to the payment, or provision for payment, of creditors of the Company (including Members, except in respect of distributions), in the order of priority provided by law;

(c) third, to the establishment of any reserves deemed necessary or appropriate by the Liquidator to provide for contingent or unforeseen liabilities of the Company; and

(d) thereafter, among the Members in accordance with the relative balances in their positive Capital Accounts.

Notwithstanding the foregoing, the Liquidator may distribute non-cash assets to any Member in-kind. If the Liquidator elects to distribute any such non-cash assets to some or all of the Members in-kind, the amount of the distribution shall be deemed to be equal to the fair market value of the property distributed, as determined by the Liquidator. Notwithstanding anything contained in this Agreement to the contrary, in connection with a Winding Up Event, to the extent that the allocation of Net Income, Income, Net Loss and Loss would not result in the Members having Capital Account balances equal to the amounts that they would receive if the liquidation proceeds of the Company were distributed in accordance with Section 5.1 (the "***Target Final Balances***"), then the Members agree, to the extent necessary, to allocate Company items of Income and Loss for the Fiscal Year in which the dissolution, sale or liquidation occurs, as well as any prior taxable years for which the Company has not yet filed a tax return, to produce such Target Final Balances.

10.5 **TIMING OF DISTRIBUTIONS; LIQUIDATING TRUST**. Distributions pursuant to Section 10.4(d), if any, shall be made to the Members in compliance with the timing requirements of Treasury Regulation §1.704-1(b)(2)(ii)(b)(2). In the discretion of the Liquidator, all or part of the distributions that would otherwise be made to the Members pursuant to Section 10.4(d) may be distributed to a trust (classified as a grantor trust under the Code) established by the Liquidator for the benefit of the Members and for the purposes of liquidating

Company assets, collecting any amounts owed to the Company and paying any contingent or unforeseen liabilities of the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the trustee (who may or may not be the Liquidator), in the same proportions as the amounts distributed to such trust by the Company would otherwise have been distributed to them pursuant to Section 10.4(d).

10.6 **Return of Capital Contributions**. Upon the winding up of the Company, each Member shall look solely to the assets of the Company for the return of his, her or its Capital Contributions.

10.7 **Termination**. Upon completion of winding up of the Company in compliance with this Agreement and the TBOC, the Liquidator or other person with authority under the TBOC shall execute and cause to be filed a certificate of termination with the Secretary of State of the State of Texas evidencing termination of the Company. Upon the filing of the certificate of termination the Company shall cease to exist as a limited liability company.

ARTICLE XI
REPRESENTATIONS AND WARRANTIES

11.1 **Representations and Warranties**. Each Member hereby represents, warrants and covenants to and with, and agrees with, the Company, the Managers, and each other Member that:

(a) (i) the Member, if not an individual, is and will remain duly organized and validly existing under the applicable laws of its state of organization, (ii) the Member, if not an individual, is and will remain qualified to do business and in good standing in all jurisdictions in which the nature of its business or the ownership of its assets makes such qualification necessary, (iii) the Member has all requisite power and authority to enter into this Agreement, (iv) the execution, delivery and performance of this Agreement by the Member have been duly authorized by all necessary action, (v) this Agreement is the legal, valid and binding obligation of the Member, enforceable in accordance with its terms (except as limited by applicable Bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally), and (vi) the execution, delivery and performance of this Agreement by the Member does not and will not violate, conflict with or constitute a default under (x) the Member's constituent documents, if not an individual, (y) any instrument or agreement to which he, she or it is a party or by which any of his, her or its assets are bound, or (z) any law, rule, regulation, order, writ, judgment, decree, determination or award applicable to the Member or his, her or its assets.

(b) Except as otherwise provided for in this Agreement, such Member will not engage in or permit the Transfer of all or of any part of his Membership Units and will not assign, sell, mortgage, pledge or otherwise transfer or encumber any of such Member's rights under this Agreement.

(c) Such Member has at all times been granted full and unrestricted access to all of the Company's financial books and records as such Member has requested, and has at all times been permitted to examine all of the foregoing, to question the Managers and the other

Members, and to make all other investigations that such Member considered appropriate to determine or verify the business and/or condition (financial or otherwise) of the Company and its ability to conduct the business, activities and transactions contemplated by this Agreement.

(d) The Company has furnished to such Member all additional information concerning the Company's business and affairs as such Member has requested.

(e) Such Member understands the Company and its property, structure, business, management, and financial condition and that an investment in the Company is highly speculative.

(f) Such Member is able to evaluate the merits, risks, and other factors bearing on the suitability of a Membership Unit in the Company as an investment.

(g) Such Member is not now, and does not contemplate being, required to dispose of such Member's Unit(s) to satisfy any existing or expected obligations or undertaking, and such Member is otherwise fully able to bear the economic risks of such Member's investment in the Company, including the risk of losing all or any part of such Member's investment and the probable inability to sell, transfer or pledge, or otherwise dispose of or realize upon, such Member's Unit(s) until the Company is dissolved and the liquidation of all Company property is completed under the relevant provisions of this Agreement.

(h) Such Member has at all times held and will continue to hold such Member's Unit(s) solely for such Member's own account, as a principal, for investment purposes only and not with a view to, or for resale in connection with, any distribution or underwriting of such Member's Interest.

(i) Each Member represents to each of the other Members and the Company that (a) he, she or it is not an ERISA Person, (b) he, she or it is not acquiring and has not acquired his, her or its Interest with assets of a pension plan subject to ERISA, and (c) his, her or its acquisition and holding of his, her or its Interest pursuant to this Agreement will not result in or create a "prohibited transaction," as defined in § 4975(c) of the Code, or cause the Company to be a "disqualified Person," as defined in § 4975(e)(2) of the Code, or a "party in interest," as defined in § 3(14) of ERISA.

(j) Such Member understands and acknowledges that: (i) such Member's Unit(s) have not been and will not be registered under the Securities Act or under any state securities laws; (ii) such Member must hold his, her or its Units indefinitely unless they are subsequently registered under all applicable federal and state securities laws or transferred subject to and strictly in accordance with all of the restrictions and conditions set forth in this Agreement; and (iii) such Member will not engage in or permit the Transfer of all or any portion of his Membership Unit(s) other than in a manner which is strictly in accordance with all of the restrictions and conditions set forth in this Agreement.

11.2 **SURVIVAL; INDEMNITY**. The representations and warranties of each Member pursuant to this Article shall survive the execution and delivery of this Agreement and the

consummation of the transactions contemplated hereby, and shall continue in effect indefinitely thereafter. Each Member shall indemnify and hold harmless the Company and each other Member from and against any and all losses, costs, expenses (including professional fees), liabilities and damages resulting or arising from any breach of such representations by the indemnifying Member.

ARTICLE XII
GENERAL PROVISIONS

12.1 **NOTICES**. All notices, requests, demands and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next Business Day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. Communications to the Company shall be addressed to the Company at the address of its principal office. Communications to a Member shall be addressed to the Member at the address of the Member set forth on Schedule A or such other address notice of which has been delivered to the Company and the Members as provided in this Section 12.1.

12.2 **AMENDMENTS TO AGREEMENT**. Any amendments to this Agreement shall be in writing and may be adopted only with the consent of the Managers and a Majority Interest of the Members. Notwithstanding the preceding sentence, (a) amendments to Schedule A to evidence a Transfer permitted under Article VIII or for which any requisite consent under Article VIII has been obtained may be made by the Managers acting alone, (b) other amendments to this Agreement that are specifically required or permitted by this Agreement to be made solely by the Managers may be made by the Managers acting alone, and (c) the consent of each affected Member must be obtained for any amendment that would (i) adversely affect that Member's rights to distributions (other than as a result of the admission of additional Members in accordance with this Agreement), (ii) increase the Member's Capital Contribution obligation, or (iii) eliminate or decrease the limited liability of the Member.

12.3 **POWERS OF ATTORNEY.** Each Member hereby constitutes and appoints the Managers, with full power of substitution, as his, her or its true and lawful attorney-in-fact and empowers and authorizes such attorney, in the name, place and stead of such Member, to make, execute, swear to, acknowledge and file in all necessary or appropriate places the following documents (and all amendments or supplements to or restatements of such documents necessitated by valid amendments to or actions permitted under these Agreement): (a) any amendments to this Agreement authorized in this Agreement, (b) the Certificate and any amendments thereto that have been approved by the Members, (c) any applications, forms, certifications, reports or other documents, or amendments thereto, which may be requested or required by any federal, regulations, governmental agency, securities exchange, institution and which are deemed necessary or advisable by the Managers, (d) any other instrument which may be required to be filed or recorded in any state or county or by any governmental agency, or

which the Managers deem advisable to file or record, including, without limitation, certificates of assumed name, documents to qualify the Company in other jurisdictions, and any certificate of termination in connection with a winding up and termination of the Company effected in accordance with this Agreement, (e) any documents which may be necessary or appropriate to effect the purposes of or otherwise properly reflect any valid amendments to or actions permitted under this Agreement, (f) making certain elections contained in the Code or state law governing taxation of partnerships to the extent permitted by this Agreement, and (g) performing any and all other ministerial duties or functions necessary for the conduct of the business of the Company. Each Member hereby ratifies, confirms and adopts as his own, all actions that may be taken by such attorney-in-fact pursuant to this Section 12.3. This power of attorney is coupled with an interest and shall continue notwithstanding the subsequent incapacity or death of any Member. Each Member shall execute and deliver to the Managers an executed and appropriately notarized power of attorney in such form consistent with the provisions of this Section 12.3 as the Managers may request.

12.4 **CONSTRUCTION; TITLES AND CAPTIONS**. Unless otherwise required by the context, as used herein (a) the gender of words includes the masculine, feminine, and neuter genders, (b) the singular includes the plural (and *vice versa*), (c) the words "include," "including" and similar derivations are without limitation, (d) the words "herein," "hereinafter" and similar derivations refer to this Agreement as a whole, and (e) captions are for reference only and shall not affect the interpretation of this Agreement. All article and section titles and captions in this Agreement are for convenience only, shall not be deemed part of this Agreement, and in no way shall define, limit, extend, or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to Articles and Sections of this Agreement.

12.5 **GOVERNING LAW**. This Agreement, the entire relationship of the Members and the Company, and any litigation or arbitration among one or more of the Members and/or the Company (including any claim or controversy arising out of or relating to this Agreement) shall be governed by, and construed, interpreted and enforced in accordance with, the laws of the State of Texas, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Texas.

12.6 **OFFSET**. The Company may offset and deduct any amounts owed to it by a Member from the amount of any distribution or other payment by the Company to a Member.

12.7 **ADDITIONAL ACTIONS**. Each Member shall execute and deliver any additional documents and instruments and perform any additional acts reasonably necessary or appropriate to effectuate the provisions of this Agreement and the transactions contemplated hereby.

12.8 **BINDING EFFECT**. Unless otherwise specifically provided in this Agreement, (a) this Agreement shall be binding upon and inure to the benefit of only the Members, their heirs, legal representatives, successors and permitted assigns, and (b) no provision hereof shall be construed to benefit any Person other than a party to this Agreement, including creditors of the Company or any Member.

12.9 **SEVERABILITY**. The provisions of this Agreement shall be severable in the event that any of the provisions hereof (including any provision within a single Section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitations, each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

12.10 **INTEGRATION**. This Agreement contains the entire understanding among the Members, and supersedes any prior agreements, understandings, inducements, representations and conditions, expressed or implied, written or oral, among them respecting the subject matter hereof.

12.11 **WAIVERS**. Neither the failure nor the delay on the part of the Company or any Member to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof. No waiver shall be effective unless it is in writing and is signed by the Person against whom enforcement of any such waiver is sought. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.

12.12 **COUNTERPARTS; TELEGRAMS, FACSIMILE SIGNATURES, ETC**. This Agreement may be executed in one or more counterparts, all of which shall constitute one and the same agreement. Signature pages to any counterpart may be detached, executed and attached to a single counterpart with the same force and effect as if all parties had executed a single signature page hereof. A telegram, telex, cablegram or similar transmission by a Person, or a photographic, photostatic, facsimile or similar reproduction of a writing signed by a Person, shall be regarded as signed by the Person for all purposes of this Agreement.

12.13 **CONFIDENTIALITY**. Each Member acknowledges the confidential and proprietary nature of the confidential information of the Company (the "***Confidential Information***") and agrees that such Confidential Information (i) shall be kept confidential by such Member, (ii) shall not be used for any reason or purpose other than in connection with its ownership of the Company, and (iii) without limiting the foregoing, shall not be disclosed by such Member to any Person other than its representatives, except with the prior written consent of the Managers. Each Member shall disclose the Confidential Information only to its representatives who require such material for the purpose of assisting such Member and are informed by such Member of the obligations of this Section 12.13 with respect to such Confidential Information. Each Member shall (a) enforce the terms of this Section 12.13 as to its respective representatives; (b) take such action to the extent necessary to cause its representatives to comply with the terms and conditions of this Section 12.13; and (c) be responsible and liable for any breach of the provisions of this Section 12.13 by he, she or it or his, her or its representatives.

12.14 **REPRESENTATION BY WILSON ELSER MOSKOWITZ EDELMAN & DICKER LLP.** The Members consent to the Manager's retaining the law firm of Wilson Elser Moskowitz Edelman & Dicker LLP to represent the Company. The Members further acknowledge and consent that Wilson Elser Moskowitz Edelman & Dicker LLP has represented the Managers and certain of their Affiliates in connection with the formation of the Company and represents only those aforementioned parties, and not any of the other Members in connection with the formation of the Company. The Members further acknowledge that they are represented by separate counsel with regard to their individual Membership Interests or, if not, have chosen to forego such representation without reliance on Wilson Elser Moskowitz Edelman & Dicker LLP. If a dispute arises between the Managers and any other Members regarding the Company or any other matter, the other Members acknowledge and consent that Wilson Elser Moskowitz Edelman & Dicker LLP may represent the Managers in such dispute, notwithstanding its representation of the Company.

12.15 **TRANSACTIONS WITH MEMBERS AND AFFILIATES**. The Company may employ or contract for services, goods and materials, and otherwise deal with and sell any Company property to and purchase any property from, any Member and/or Manager and with any Affiliate of any Member and/or Manager, on any basis which is customary and competitive, or otherwise fair and reasonable, for the relevant goods, services, materials, or property, as the case may be.

[SIGNATURE PAGES TO FOLLOW]

MANAGER'S SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned has executed this Agreement to be effective as of the Effective Date.

MANAGERS:

By: ______________________________
Alec Jhangiani

By: ______________________________
Ramtin Nikzad

CLASS A-2 MEMBER'S SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned executes and delivers this Class A-2 Member's Signature Page to that certain Company Agreement (the "***Agreement***") dated to be effective as of the day and year first written above of Reclaimant, LLC d/b/a Fortress Presents, a Texas limited liability company (the "***Company***"), for the purpose of joining in the execution thereof. By executing this Member's Signature Page, the undersigned hereby accepts, adopts and agrees to be bound by each and every provision contained in the Agreement, agrees to become a Member of the Company with all rights and obligations provided under the Agreement and hereby irrevocably makes, constitutes, and appoints Alec Jhangiani and Ramtin Nikzad, in their capacity as Managers of the Company, with full power of substitution as its true and lawful attorney-in-fact to attach this Member's Signature Page to the Agreement. The power of attorney hereby granted is irrevocable and coupled with an interest.

Dated to be effective as of the day and year first written above.

SIGNATURE(S) FOR INDIVIDUAL(S):

Signature: ________________________________

Name typed or printed: ________________________________

Signature (If joint purchaser): ________________________________

Name typed or printed: ________________________________

SIGNATURE FOR ENTITY (i.e., Corporation, Estate, Trust or Other Organization):

Entity: CAM 2014 Exempt Legacy Trust

Type of Entity: Trust

By: ________________________________

Its: ________________________________

Name typed or printed: ________________________________

CLASS A-2 MEMBER'S SPOUSE'S CONSENT

The undersigned executes and delivers the signature below to that certain Company Agreement (the "***Agreement***"), dated to be effective as of the day and year first written above, of Reclaimant, LLC d/b/a Fortress Presents, a Texas limited liability company (the "***Company***"), for the limited purpose of subjecting any community property interest they may have in their spouse's membership interests (whether presently owned or hereafter acquired) to the provisions of the Agreement. By executing this signature page below, the undersigned hereby accepts, adopts and agrees to be bound by the applicable provisions contained in the Agreement for the limited purpose described above and hereby irrevocably makes, constitutes, and appoints Alec Jhangiani and Ramtin Nikzad, in their capacity as Managers of the Company, with full power of substitution its true and lawful attorney-in-fact in its name to attach this signature page to the Agreement. The power of attorney hereby granted is irrevocable and coupled with an interest.

Dated to be effective as of the day and year first written above.

SPOUSE OF: ______________________________
(Print Name of Class A Member)

Signature: ______________________________
Printed Name: ______________________________

COMMON MEMBER'S SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned has executed this Agreement to be effective as of the day and year first written above.

COMMON MEMBERS:

By: ______________________
Alec Jhangiani

By: ______________________
Ramtin Nikzad

COMMON MEMBER'S SPOUSE'S CONSENT

The undersigned executes and delivers the signature below to that certain Company Agreement (the "***Agreement***"), dated to be effective as of the day and year first written above, of Reclaimant, LLC d/b/a Fortress Presents, a Texas limited liability company (the "***Company***"), for the limited purpose of subjecting any community property interest they may have in their spouse's membership interests (whether presently owned or hereafter acquired) to the provisions of the Agreement. By executing this signature page below, the undersigned hereby accepts, adopts and agrees to be bound by the applicable provisions contained in the Agreement for the limited purpose described above and hereby irrevocably makes, constitutes, and appoints Alec Jhangiani and Ramtin Nikzad, in their capacity as Managers of the Company, with full power of substitution its true and lawful attorney-in-fact in its name to attach this signature page to the Agreement. The power of attorney hereby granted is irrevocable and coupled with an interest.

Dated to be effective as of the day and year first written above.

SPOUSE OF: ______________________________
(Print Name of Common Member)

Signature: ______________________________
Printed Name: ______________________________

SCHEDULE A

MEMBERS, CAPITAL CONTRIBUTIONS, UNITS AND PERCENTAGE INTERESTS

CLASS A MEMBERS:

Name & Address	Capital Contribution	Class A Units	Class A Percentage Interest	Class A-2 Units	Class A-2 Percentage Interest	Total Units Percentage Interest
GEDEVCO HOLDINGS, LLC 3301 HAMILTON AVE. #111 FORT WORTH, TX 76107	$114,000	21,332	21.32%	50,000	6%	11.32%
CHRISTOPHER KERR 1414 E. 39TH STREET, #355 TULSA, OK 74105	$15,000	5,000	5.00%			1.25%
TIBAUT BOWMAN 3009 BOWMAN AVE. AUSTIN, TX 78703	$12,000	4,000	3.33%			1.00%
JACOB AND KARINA ZIDE 6122 ROYALTON DALLAS, TX 75230	$8,000	2,667	2.67%			0.67%
ALEXANDRA AND GRANT FRANKEL 335 GREENWICH STREET, #118 NEW YORK, NY 10013	$12,000	4,000	4.00%			1.00%
ALEC JHANGIANI 3524 HILLTOP ROAD FORT WORTH, TX 76109	$8,000	2,667	2.67%			0.67%
RAMTIN NIKZAD 9506 LARCHREST DRIVE DALLAS, TX 75238	$8,000	2,667	2.67%			0.67%
GEORGE KOSTOHRYZ III TRUST 20 WESTOVER ROAD FORT WORTH, TX 76107	$20,000	6,667	6.67%			1.67%
KATHERINE A. GRELLA CHILDREN'S TRUST P.O. BOX 10706 MIDLAND, TX 79702	$25,000	8,333	8.33%			2.08%
MATTHEW SMITH 2002 CHIPPENDALE ROAD HOUSTON, TX 77018	$12,000	4,000	4.00%			1.00%
RICHARD H. SAUNDERS 4334 BRIAR CREEK LANE DALLAS, TX 75214	$12,000	4,000	4.00%			1.00%
BALSON FAMILY, LLC 4615 ROMA COURT MARINA DEL RAY, CA 90292	$36,000	12,000	12.00%			3.00%

Name & Address	**Capital Contribution**	**Class A Units**	**Class A Percentage Interest**	**Class A-2 Units**	**Class A-2 Percentage Interest**	**Total Units Percentage Interest**
CAM 2014 EXEMPT LEGACY TRUST 5430 LBJ FREEWAY, SUITE 1450 DALLAS, TX 75240	$18,000	2,667	2.67%	10,000	1%	1.67%
ARR CAPITAL, LLC 1023 S. MAIN STREET DUNCANVILLE, TX 75137	$60,000	20,000	20.00%			5.00%
TOTAL:	**$360,000**	**100,000**	**100%**	**60,000**	**7%**	**32%**

COMMON MEMBERS:

Name & Address	Capital Contribution	Common Units	Common Unit Percentage Interest	Total Units Percentage Interest
ALEC JHANGIANI 3524 HILLTOP RD. FORT WORTH, TX 76109	Services Performed	150,000	50%	34%
RAMTIN NIKZAD 9506 LARCHREST DRIVE DALLAS, TX 75238	Services Performed	150,000	50%	34%
TOTAL:	**N/A**	**300,000**	**100%**	**68%**